UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
1 September 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bakken Resources, Inc.

File No. 0-53632 -- CF# 35329

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        Bakken Resources, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 21, 2017.

        Based on representations by Bakken Resources, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.29   through October 31, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Brent J. Fields
                        Secretary